STATEMENT OF INVESTMENTS

Dreyfus 100% U.S. Treasury Money Market Fund

March 31, 2007 (Unaudited)

U.S. Treasury Bills--100.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/5/07	5.02	12,573,000	12,566,052
4/12/07	5.08	85,683,000	85,550,284
4/16/07	5.12	17,500,000	17,462,776
4/26/07	5.10	323,000,000	321,864,062
5/10/07	5.07	36,000,000	35,806,950
5/31/07	5.01	54,000,000	53,559,900
6/7/07	4.96	60,000,000	59,459,533
Total Investments (cost $586,269,557)		**100.4%**	**586,269,557**
Liabilities, Less Cash and Receivables		**(.4%)**	**(2,581,682)**
Net Assets		**100.0%**	**583,687,875**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.